UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2026

Tyler Eades
Vice President and Chief Financial Officer
Kentucky First Federal Bancorp
655 Main Street
Hazard, KY 41702

Re: Kentucky First Federal Bancorp
Form 10-K for the Fiscal Year Ended June 30, 2025
File No. 000-51176

Dear Tyler Eades:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2025</u>

<u>Exhibit 13: Annual Report to Stockholders for the Fiscal Year Ended June 30, 2025</u>
<u>Liquidity and Capital Resources, page 23</u>

1. We note your disclosure, here and on page 16, that deposit inflows are a primary source of funds. We also note your disclosure that First Federal of Kentucky entered into a formal written agreement with the OCC and that the OCC has imposed individual minimum capital requirements. To the extent that these items remain in place, please revise your future filings, here or elsewhere as appropriate, to clarify whether they affect the ability of any of your entities to be considered well-capitalized, regardless of actual capital levels. If so, disclose whether you have any restrictions on or waiver requirements for rolling brokered deposits, and quantify any related impact for the periods presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance